(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Securities Fund 82 Devonshire Street Boston MA 02109-3614 617-563-7000

June 17, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Securities Fund:
Fidelity Growth Investor Portfolio
CIK: 0000754510
Request for Withdrawal of Amendment to Registration Statement on Form N-1A
File Nos. 002-93601 and 811-04118

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Securities Fund (the "Trust") hereby requests the withdrawal of Post-Effective Amendment No. 46 under the Securities Act to the Trust's registration statement on Form N-1A.

Post-Effective Amendment No. 46 to the registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on October 10, 2000 (Accession No. 0000754510-00-500014) and was filed to add a new series to the Trust, Fidelity Growth Investor Portfolio (the "Fund").

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Scott C. Goebel
Scott C. Goebel
Secretary